Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

c/o Collabrium Advisors LLP

16 Old Bond Street

London W1S 4PS

SUPPLEMENT TO PROXY MATERIALS FOR

SHAREHOLDER MEETING

TO BE HELD ON AUGUST 18, 2014

This supplement (the “Supplement”) to the proxy statement (the “Proxy Statement”), dated July 23, 2014, relating to the meeting of shareholders (the “Shareholder Meeting”) of Collabrium Japan Acquisition Corporation (“we”, “us”, “our”, the “Company” or “Collabrium”) to be held at 11:00 a.m., Eastern Time, on August 18, 2014, is being sent: (i) to clarify the intentions of the board of directors (the “Board”) with respect to future extensions of our deadline to complete an initial business combination, and (ii) to provide additional information about Mason Forty Partners LLC (“Mason Forty”), which beneficially owns 27.4% of our ordinary shares.

This Supplement should be read together with the matters set forth in the Proxy Statement. Terms used but not defined in this Supplement have the meanings ascribed to them in the Proxy Statement.

Board’s Intentions With Respect to Future Extensions

The Proxy Statement is hereby supplemented by adding following paragraph at the end of the answer to the question “You previously stated that you would not seek any further extensions of the deadline for consummation of a business combination. Why are you seeking this extension?” on page 5 of the Proxy Statement:

The Board presently does not plan to seek a further extension of the deadline to consummate an initial business combination. However, the Board has not established an outside date beyond which it will not extend the deadline. The Board may in the future change its plans and elect to seek a further extension, if it deems such an extension to be in the best interest of our shareholders.

Mason Forty

The Proxy Statement is hereby supplemented by adding following question and answer to the section entitled “Questions and Answers about the Shareholder Meeting and the Proposals” beginning on page 2 of the Proxy Statement:

Q.	What is the background of Mason Forty?

A.	Mason Forty is an investment vehicle wholly owned by Quinpario Partners LLC (“Quinpario”), an investment and operating company controlled by Jeffry Quinn that focuses on the specialty chemicals and performance materials sector. Quinpario and Mr. Quinn have business contacts and knowledge that may assist Collabrium in identifying a target business and completing an initial business combination. Mr. Quinn has over 25 years of experience with industrial companies in the areas of mining, refining and chemicals, including as President, Chief Executive Officer and Chairman of the Board of Solutia Inc., a global specialty chemical and performance materials company which was headquartered in St. Louis, MO. Mr. Quinn has significant financial market experience, including participation in two initial public offerings, other equity and debt offerings, and financings. He has senior level executive leadership experience in diverse industries and broad experience in a wide range of functional areas, including strategic planning, mergers and acquisitions, human resources, legal and governmental affairs, and corporate governance. He has served as general counsel and corporate secretary for three different publicly traded companies and has been extensively involved in a number of significant mergers, acquisitions, financings, and other corporate transactions.

The Proxy Statement is hereby amended by deleting footnote (7) on page 21 of the Proxy Statement and replacing it in its entirety with the following:

(7)	Michael Krull, as the manager of Mason Forty, Quinpario, as the sole member of Mason Forty, and Jeffry Quinn, as the controlling person of Quinpario, may also be deemed to beneficially own these shares.

August 8, 2014